

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2025

Toby R. Neugebauer
Chief Executive Officer
Fermi LLC
600 S. Tyler St.
Suite 1501
Amarillo, TX 79101

> **Re: Fermi LLC**
> **Amended Registration Statement on Form S-11**
> **Filed September 29, 2025**
> **File No. 333-290089**

Dear Toby R. Neugebauer:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26, 2025 letter.

Amended Registration on Form S-11

Prospectus Summary, page 1

1.   We note your revised disclosure on pages 24-25 regarding the illustrative example of your NOI. Please provide additional information regarding your basis for the projections, including the objective information considered. It remains unclear how your lack of operating history and the uncertainty surrounding future operating performance supports the determination that the projections are reasonable. In this regard, assumptions underlying the disclosures should be disclosed and reasonably supportable. Refer to Item 10 of Regulation S-K.

Exhibits

2.   We note the tax opinion filed as Exhibit 8.1 provides that the discussion set forth in
        the Prospectus under the heading "Material U.S. Federal Income Tax Considerations,"
        insofar as it describes provisions of U.S. federal income tax law and Regulations or
        legal conclusions with respect thereto, constitutes, in all material respects, an accurate
        summary under current law of the material U.S. federal income tax considerations.
        Your tax opinion should identify the specific tax issue on which counsel is opining
        and not merely be an opinion on the manner in which they are described in the
        prospectus. Refer to Section III.C.1 of Staff Legal Bulletin for guidance. Please
        revise.

        Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related
matters. Please contact Ruairi James Regan at 202-551-3269 or Pamela Long at 202-551-
3765 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction

cc: Matthew L. Fry, Esq.